Exhibit 99.2

ProQR Announces Financial Results for the Second Quarter of 2019

LEIDEN, Netherlands & CAMBRIDGE, Mass., August 7, 2019 (GLOBE NEWSWIRE) -- ProQR Therapeutics N.V. (Nasdaq:PRQR), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today reported its financial results for the second quarter ended June 30, 2019.

“In the first half of 2019, we made tremendous progress towards accomplishing the goals set out in ProQR’s Vision 2023 strategy, which includes starting the Phase 2/3 trial for sepofarsen in LCA10 patients, initiating the first-in-human trial for QR-421a for usher syndrome type 2 and advancing QR-1123 further towards the clinic,” said Daniel A. de Boer, CEO of ProQR. “In line with our strategy, we also announced adding two new targets to our growing pipeline in ophthalmology and we are making progress in other areas, including increasing our efforts to develop our retinoid models and advancing commercial planning.”

Corporate Highlights and Business Update

Sepofarsen (formerly QR-110) for LCA10

•The first patient was dosed in the Phase 2/3 ILLUMINATE trial in patients with sepofarsen in Leber’s Congenital Amaurosis 10 (LCA10) at the beginning of the second quarter of 2019. This trial is being conducted globally at 16 sites in seven countries. QR-110 has received Fast Track designation from FDA for the treatment of LCA10.

•In July 2019, the Company was granted access to the PRIority MEdicines (PRIME) program by the European Medicines Agency (EMA) for sepofarsen. The PRIME program is particularly focused on medicines that may provide a therapeutic advantage over existing treatments or that are for indications that currently have no treatment options. To be eligible and accepted for PRIME, a medicine has to demonstrate its potential to benefit patients with unmet medical needs based on early clinical data coupled with non-clinical data. Through PRIME, the EMA offers additional support to medicine developers including early interaction and dialogue. The program is intended to optimize development plans and expedite the review and approval process so that these medicines may reach patients as early as possible. As of June 2019, less than 30% (54 out of 181) of applications to the PRIME program have been granted access, and only 20% (one out five) of ophthalmology applications have been granted access.

QR-421a for Usher syndrome type 2

•The current ongoing trial (Phase 1/2 STELLAR) for QR-421a in patients with syndromic (Usher syndrome type 2) and non-syndromic retinitis pigmentosa (RP) is being conducted at  seven sites across North America and Europe. Interim data from the first two planned cohorts is expected in Q1 2020.

•The FDA has granted Fast Track designation for QR-421a for Usher syndrome type 2 and non-syndromic RP due to mutations in exon 13 of the USH2A gene.

QR-1123 for autosomal dominant retinitis pigmentosa (adRP)

•During the second quarter, the Company held a meeting with the FDA regarding the clinical development of QR-1123 for autosomal dominant RP (adRP) due to the P23H mutation, based on which the Phase 1/2 proof-of-concept clinical trial is expected to start in 2019. The Company in-licensed this program from Ionis Pharmaceuticals in October 2018.

Scientific Updates

•During the second quarter of 2019, the Company presented new data on the ProQR portfolio at three scientific conferences, including the annual meeting of the Association for Research in Vision and Ophthalmology (ARVO) and the annual meeting of the American Society for Gene and Cell Therapy (ASGCT). Subsequently, the Company presented at the 2019 annual Usher connections conference in July 2019.

Business Updates

•In May 2019, shareholders approved the appointments of Bart Filius and Theresa Heggie to the Supervisory Board at the 2019 Annual Meeting of Shareholders, with the appointments effective July 1, 2019. Mr. Filius was also appointed chair of the Board Audit Committee following his election to the board. Mr. Filius currently serves as the Chief Operating Officer (COO) and Chief Financial Officer (CFO) at Galapagos NV.  Ms. Heggie currently serves as the Senior Vice President, Head of Canada, Europe, Middle East and Africa (CEMEA) at Alnylam Pharmaceuticals.

Financial highlights

At June 30, 2019, ProQR held cash and cash equivalents of € 82.5 million, compared to €105.6 million at December 31, 2018. Net cash used in operating activities during the three-month period ended June 30, 2019 was €10.9 million, compared to €5.4 million for the same period last year.

Research and development costs totaled €9.5 million for the quarter ended June 30, 2019 compared to €6.0 million for the same period last year and are comprised of allocated employee costs, including share-based payments, the costs of materials and laboratory consumables, outsourced activities, license and intellectual property costs and other allocated costs. The increase in R&D expenses was primarily due to initiation of the clinical trials for sepofarsen and QR421a in 2019 and completion of the clinical trial for eluforsen in 2018.

General and administrative costs increased to €2.9 million for the quarter ended June 30, 2019 compared to €2.6 million for the quarter ended June 30, 2018.

Net loss for the three-month period ended June 30, 2019 was €11.7 million or €0.30 per share, compared to a €7.4 million loss or €0.23 per share for the same period last year. For further financial information for the period ended June 30, 2019, please refer to the financial statements appearing at the end of this release.

About sepofarsen

Sepofarsen (formerly named QR-110) is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of Leber’s Congenital Amaurosis 10 due to the p.Cys998X mutation (also known as the c.2991+1655A>G mutation) in the CEP290 gene. The p.Cys998X mutation is a substitution of one nucleotide in the pre-mRNA that leads to aberrant splicing of the mRNA and non-functional CEP290 protein. Sepofarsen is designed to restore normal (wild-type) CEP290 mRNA, leading to the production of normal CEP290 protein by binding to the mutated location in the pre-mRNA, causing normal splicing of the pre-mRNA. Sepofarsen is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation from the FDA and granted access to the PRIority MEdicines (PRIME) program by the EMA.

About Leber’s Congenital Amaurosis

Leber’s Congenital Amaurosis (LCA) is the most common cause of blindness due to genetic disease in children and consists of a group of diseases of which LCA10 is the most frequent and one of the more severe forms. LCA10 is caused by mutations in the CEP290 gene, of which the p.Cys998X mutation is the most common. LCA10 leads to early loss of vision, causing most people to lose their sight in the first few years of life. To date, there are no treatments approved that treat the underlying cause of the disease. Approximately 2,000 people in the Western world have LCA10 because of this mutation.

About QR-421a

QR-421a is a first-in-class investigational RNA-based oligonucleotide designed to address the underlying cause of vision loss in Usher syndrome type 2 and non-syndromic retinitis pigmentosa (RP) due to mutations in exon 13 of the USH2A gene. QR-421a is designed to restore functional Usherin protein by using an exon skipping approach with the aim to stop or reverse vision loss in patients. QR-421a is intended to be administered through intravitreal injections in the eye and has been granted orphan drug designation in the United States and the European Union and received fast-track designation from the FDA.

About Usher Syndrome

Usher syndrome is the leading cause of combined deafness and blindness. Patients with this syndrome generally progress to a stage in which they have very limited central vision and moderate to severe deafness. Usher syndrome type 2 is one of the most common forms of Usher syndrome and is caused by mutations in the USH2A gene. To date, there are no approved treatments or products in clinical development that treat the vision loss associated with Usher syndrome type 2.

About QR-1123

QR-1123 is a first-in-class investigational oligonucleotide (gapmer) that was developed by Ionis Pharmaceuticals using Ionis’ proprietary antisense technology for the treatment of adRP due to the P23H mutation in the RHO gene. The therapy aims to inhibit the formation of the mutated toxic version of the rhodopsin protein by specifically binding the mutated RHO mRNA. Binding of QR-1123 causes allele specific knockdown of the mutated mRNA by a mechanism called RNase H mediated cleavage without affecting the normal RHO mRNA. QR-1123 is intended to be administered through intravitreal injections in the eye.

About adRP

Autosomal dominant retinitis pigmentosa, or adRP, is a severe and rare genetic disease that causes progressive reduction in night and peripheral vision during childhood and frequently leads to blindness in mid adulthood. In the United States, the most prevalent mutation associated with adRP is the P23H point mutation (also known as the c.68C>A mutation) in the rhodopsin (RHO) gene and affects approximately 2,500 people. This gain of function mutation causes misfolding of the rhodopsin protein that becomes toxic to the photoreceptor cells in the retina. Over time the cells die and vision is progressively lost. There are currently no therapies approved or in clinical development for P23H adRP. A natural history study in patients with P23H adRP has been conducted.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, Usher syndrome type 2 and autosomal dominant retinitis pigmentosa (adRP). Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.
*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. These forward-looking statements include, but are not limited to, statements regarding our product candidates, including sepofarsen, QR-421a and QR1123, and the clinical development, the therapeutic potential thereof and their designation under any Fast Track or PRIME programs, statements regarding our ongoing and planned discovery and development of product candidates and the timing thereof, including our plans for advancing our development programs into the clinic, and statements regarding the appointment of new members to our Supervisory Board. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks and uncertainties inherently associated with drug development, including that any one or more of our product candidates will not be successfully developed, approved or commercialized, that positive results observed in our prior and ongoing studies may not be replicated in later trials or guarantee approval of any product candidate by regulatory authorities, that we may not realize the intended benefits of the EMA’s PRIME program, including that eligibility for the Fast Track program or PRIME program may not result in an expedited development process for any of our product candidates, risks associated with manufacturing processes and facilities, regulatory oversight, product commercialization, intellectual property claims, and the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

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